InterOil Corporation Consolidated Balance Sheets (Unaudited, Expressed in United States dollars)

		As at
	June 30,	December 31,	June 30,
	2007	2006	2006
	$	$	$

Assets
Current assets:
Cash and cash equivalents (note 5)	22,406,039	31,681,435	61,036,551
Cash restricted (note 7)	20,055,745	29,301,940	24,424,625
Trade receivables (note 8)	57,535,357	67,542,902	33,034,214
Commodity derivative contracts (note 7)	—	1,759,575	—
Other assets	373,110	2,954,946	788,204
Inventories (note 9)	116,046,492	67,593,558	101,460,081
Prepaid expenses	521,773	880,640	1,525,056

Total current assets	216,938,516	201,714,996	222,288,218
Deposit on business acquisition	—	—	4,500,000
Cash restricted (note 7)	1,215,798	3,217,284	2,084,542
Deferred financing costs (note 15)	—	1,716,757	1,258,475
Plant and equipment (note 10)	238,661,407	242,642,077	237,169,715
Oil and gas properties (note 11)	44,774,326	37,449,734	18,874,550
Future income tax benefit	1,583,767	1,424,014	962,476

Total assets	503,173,814	488,164,862	487,137,976

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities	106,679,039	73,310,793	67,211,633
Income tax payable	2,323,733	2,784,576	3,429,304
Commodity derivative contracts (note 7)	46,800	—	15,919
Working capital facility — crude feedstock (note 12)	29,522,326	36,873,508	78,623,126
Deferred hedge gain (note 7)	—	1,385	—
Deferred liquefaction project liability (note 15)	—	6,553,080	3,574,565
Current portion of secured loan (note 15)	142,616,909	13,500,000	9,000,000
Current portion of indirect participation interest — PNGDV (note 16)	1,518,229	730,534	1,761,120
Current portion of indirect participation interest (note 16)	23,293,968	12,460,725	28,882,252

Total current liabilities	306,001,004	146,214,601	192,497,919
Accrued financing costs (note 15)	362,500	1,087,500	950,000
Secured loan (note 15)	56,529,417	184,166,433	143,273,802
Indirect participation interest (note 16)	26,260,353	36,827,877	23,277,986
Indirect participation interest — PNGDV (note 16)	298,198	1,012,999	—

Total liabilities	389,451,472	369,309,410	359,999,707

Non-controlling interest (note 17)	5,764,521	5,759,206	5,763,235

Shareholders’ equity:
Share capital (note 18)	234,990,864	233,889,366	232,519,987
Authorised — unlimited Issued and outstanding - 29,922,842 (Dec 31, 2006 - 29,871,180) (Jun 30, 2006 - 29,799,513)
Contributed surplus	7,159,462	4,377,426	3,595,996
Warrants (note 20)	2,119,034	2,137,852	2,137,852
Accumulated Other Comprehensive Income	1,731,116	1,492,869	660,360
Conversion options (note 16)	25,271,563	25,475,368	25,475,368
Accumulated deficit	(163,314,218)	(154,276,635)	(143,014,529)

Total shareholders’ equity	107,957,821	113,096,246	121,375,034

Total liabilities and shareholders’ equity	503,173,814	488,164,862	487,137,976

See accompanying notes to the consolidated financial statements. Commitments and contingencies (note 22)
On behalf of the Board — Phil Mulacek, Director Christian Vinson, Director
Notes: must fill in tax payable, split of IPI#3

InterOil Corporation Consolidated Statement of Operations (Unaudited, Expressed in United States dollars)

	Quarter ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2007	2006	2007	2006
	$	$	$	$

Revenue
Sales and operating revenues	139,320,670	122,777,853	265,238,868	231,406,635
Interest	544,919	720,845	1,233,327	1,327,925
Other	673,401	910,756	963,574	1,566,743

	140,538,990	124,409,454	267,435,769	234,301,303

Expenses
Cost of sales and operating expenses	127,276,947	123,676,020	239,505,779	233,871,341
Administrative and general expenses	8,628,915	6,031,046	15,109,885	10,136,314
Depreciation and amortization	3,619,128	2,862,128	7,078,887	5,699,312
Exploration costs, excluding exploration impairment (note 11)	4,517,605	1,660,177	7,885,508	1,663,370
Exploration impairment (note 11)	5,968	23,265	20,251	264,818
Legal and professional fees	1,268,989	867,748	2,014,451	1,917,259
Short term borrowing costs	3,037,161	2,535,095	4,227,074	4,181,272
Long term borrowing costs	2,348,530	2,291,838	6,180,195	3,768,860
Accretion expense (note 16)	343,295	893,116	683,642	2,781,307
Loss on amendment of indirect participation interest — PNGDV (note 16)	—	1,446,901	—	1,446,901
Gain on LNG shareholder agreement	(6,553,080)	—	(6,553,080)	—
Foreign exchange gain	(692,178)	(1,148,607)	(228,428)	(91,542)

	143,801,280	141,138,727	275,924,164	265,639,212

Loss before income taxes and non-controlling interest	(3,262,290)	(16,729,273)	(8,488,395)	(31,337,909)

Income taxes
Current	339,272	(1,119,198)	(158,093)	(943,115)
Future	(385,764)	(51,326)	(385,764)	(102,652)

	(46,492)	(1,170,524)	(543,857)	(1,045,767)

Loss before non-controlling interest	(3,308,782)	(17,899,797)	(9,032,252)	(32,383,676)

Non-controlling interest (note 17)	11,925	139,214	(5,331)	259,702

Net loss	(3,296,857)	(17,760,583)	(9,037,583)	(32,123,974)

Basic loss per share (note 21)	(0.11)	(0.60)	(0.30)	(1.09)
Diluted loss per share (note 21)	(0.11)	(0.60)	(0.30)	(1.09)
Weighted average number of common shares outstanding
Basic and diluted	29,907,260	29,596,287	29,901,733	29,380,999

See accompanying notes to the consolidated financial statements

InterOil Corporation Consolidated Statement of Cash Flows (Unaudited, Expressed in United States dollars)

	Quarter ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2007	2006	2007	2006
	$	$	$	$

Cash flows provided by (used in):

Operating activities
Net loss	(3,296,857)	(17,760,583)	(9,037,583)	(32,123,974)
Adjustments for non-cash transactions
Non-controlling interest	(11,925)	(139,204)	5,331	(259,702)
Depreciation and amortization	3,619,128	2,862,128	7,078,887	5,699,312
Future income tax asset	(139,904)	35,637	(317,440)	96,422
Fair value adjustment on IPL PNG Ltd. acquisition	(367,935)	—	(367,935)	—
Loss on sale of plant and equipment	—	154,657	—	256,393
Impairment of plant and equipment	—	—	—	755,857
Amortization of discount on debt	—	14,446	—	28,891
Amortization of deferred financing costs	104,655	57,377	210,549	98,341
Accretion of discount on indirect participation interest	343,295	893,116	683,642	2,781,307
Gain/(loss) on unsettled hedge contracts	6,318	532,757	(47,314)	590,720
Gain/(loss) on derivative contracts	1,604,720	(393,800)	1,852,300	(128,700)
Stock compensation expense	1,995,539	542,348	2,884,876	802,871
Inventory revaluation	1,411,022	3,127,541	1,411,022	7,072,360
Oil and gas properties expensed	4,523,573	1,683,442	7,905,759	1,928,188
Loss on amendment of indirect participation interest — PNGDV	—	1,446,901	—	1,446,901
Gain on LNG shareholder agreement	(6,553,080)	—	(6,553,080)	—
Unrealized foreign exchange gain	(692,178)	(1,148,607)	(228,428)	(91,542)
Non-cash interest on secured loan facility	1,526,291	392,378	3,033,808	392,378
Change in non-cash operating working capital
(Increase)/decrease in trade receivables	(30,333,892)	2,363,294	7,388,984	17,066,757
Decrease/(increase) in other assets and prepaid expenses	1,021,926	(992,879)	2,940,703	(663,849)
(Increase)/decrease in inventories	(6,596,736)	(52,880,748)	(48,763,575)	(64,178,823)
Increase in accounts payable, accrued liabilities and income tax payable	39,647,712	33,978,531	32,751,725	41,365,823

	7,811,672	(25,231,268)	2,832,231	(17,064,069)

Investing activities
Expenditure on oil and gas properties	(19,694,291)	(3,968,985)	(31,393,017)	(4,441,120)
Proceeds from IPI cash calls	—	—	9,865,856	—
Expenditure on plant and equipment	(1,059,957)	(5,428,801)	(1,664,160)	(10,229,093)
Expenditure on oil and gas properties applied against indirect participation interest (note 16)	—	(6,148,801)	49,285	(17,302,858)
Proceeds from PNG LNG cash call	2,076,596	—	4,076,596	—
Proceeds received on sale of assets	—	3,734,822	—	3,746,964
Acquisition of subsidiary (note 13)	(863,775)	—	(2,679,435)	—
Deposit on business acquisition	—	—	—	(4,500,000)
Decrease/(increase) in restricted cash held as security on borrowings	16,882,928	(12,331,326)	11,247,681	(9,846,898)
Change in non-cash working capital (Decrease)/increase in accounts payable and accrued liabilities	(467,072)	2,200,008	459,028	(726,178)

	(3,125,571)	(21,943,083)	(10,038,166)	(43,299,183)

Financing activities

Repayments of unsecured loan	—	(22,856,684)	—	(21,453,132)
Repayments of secured loan	—	(4,500,000)	—	(4,500,000)
Proceeds from bridging facility, net of transaction costs	—	79,455,989	—	79,455,989
Financing fees related to bridging facility	(100,000)	(100,000)	(100,000)	(100,000)
Proceeds from Clarion Finanz for Elk option agreement	5,000,000	—	5,000,000	—
(Repayments of)/proceeds from working capital facility	(11,598,285)	17,280,657	(7,351,182)	7,898,804
Proceeds from issue of common shares	316,100	496,335	316,100	496,335
Proceeds from conversion of warrants	—	—	65,621	—

	(6,382,185)	69,776,297	(2,069,461)	61,797,996

(Decrease)/increase in cash and cash equivalents	(1,696,084)	22,601,946	(9,275,396)	1,434,744
Cash and cash equivalents, beginning of period	24,102,123	38,434,605	31,681,435	59,601,807

Cash and cash equivalents, end of period (note 5)	22,406,039	61,036,551	22,406,039	61,036,551

See accompanying notes to the consolidated financial statements
See note 6 for non cash financing and investing activities

InterOil Corporation Consolidated Statements of Shareholders’ Equity (Unaudited, Expressed in United States dollars)

	Six months ended	Year ended	Six months ended

	June 30,	December 31,	June 30,
	2007	2006	2006
	$	$	$

Share capital

At beginning of period	233,889,366	223,934,500	223,934,500
Issue of capital stock (note 18)	1,101,498	9,954,866	8,585,487

At end of period	234,990,864	233,889,366	232,519,987

Contributed surplus

At beginning of period	4,377,426	2,933,586	2,933,586
Stock compensation (note 19)	2,782,036	1,443,840	662,410

At end of period	7,159,462	4,377,426	3,595,996

Warrants

At beginning of period	2,137,852	2,137,852	2,137,852
Movement for period (note 20)	(18,818)	—	—

At end of period	2,119,034	2,137,852	2,137,852

Accumulated Other Comprehensive Income

At beginning of period	1,492,869	477,443	477,443
Deferred hedge gain recognised on transition	1,385	—	—
Deferred hedge (loss)/gain movement for period, net of tax	(1,385)	—	—
Foreign curreny translation adjustment movement for period, net of tax	238,247	1,015,426	182,917

At end of period	1,731,116	1,492,869	660,360

Conversion options

At beginning of period	25,475,368	25,475,368	25,475,368
Movement for period (note 16)	(203,805)	—	—

At end of period	25,271,563	25,475,368	25,475,368

Accumulated deficit

At beginning of period	(154,276,635)	(110,890,555)	(110,890,555)
Net loss for period	(9,037,583)	(43,386,080)	(32,123,974)

At end of period	(163,314,218)	(154,276,635)	(143,014,529)

Shareholders’ equity at end of period	107,957,821	113,096,246	121,375,034

See accompanying notes to the consolidated financial statements

InterOil Corporation Statements of Comprehensive Income (Unaudited, Expressed in United States dollars)

	Quarter ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2007	2006	2007	2006
	$	$	$	$

Net loss	(3,296,857)	(17,760,583)	(9,037,583)	(32,123,974)

Other comprehensive income, net of tax	2,011,102	444,903	238,247	182,917

Comprehensive loss	(1,285,755)	(17,315,680)	(8,799,336)	(31,941,057)

See accompanying notes to the consolidated financial statements

	June 30,	December 31,	June 30,
	2007	2006	2006
	$	$	$

Cash on deposit	22,406,039	31,681,435	61,036,551
Bank term deposits
- Papua New Guinea kina deposits	—	—	—
- Australian dollar deposits	—	—	—

	22,406,039	31,681,435	61,036,551

	June 30,	December 31,	June 30,
	2007	2006	2006
	$	$	$

Midstream — refining and marketing (crude oil feedstock)	22,609,840	12,795,356	38,135,041
Midstream — refining and marketing (refined petroleum product)	54,922,877	22,329,270	45,916,767
Midstream — refining and marketing (parts inventory)	202,780	46,636	—
Downstream (refined petroleum product)	38,310,995	32,422,296	17,408,273

	116,046,492	67,593,558	101,460,081

	June 30,	December 31,	June 30,
	2007	2006	2006
	$	$	$

Drilling equipment	21,497,122	18,242,972	15,311,318
Petroleum Prospecting License drilling programs at cost	23,277,204	19,206,762	3,563,232

	44,774,326	37,449,734	18,874,550

	Six months ended	Year ended	Six months ended

	June 30,	December 31,	June 30,
	2007	2006	2006
	$	$	$

Exploration costs, excluding exploration impairment	7,885,508	1,657,671	1,663,370
Exploration impairment
Costs incurred in prior years	—	—	—
Costs incurred in current year	20,251	416,923	264,818

Total exploration impairment	20,251	416,923	264,818

	7,905,759	2,074,594	1,928,188

	June 30,	December 31,	June 30,
	2007	2006	2006
	$	$	$

Cash deposit on working capital facility (4.7%)	17,635,745	29,301,940	24,424,625
Debt reserve for secured loan	2,420,000	—	—

Cash restricted — Current	20,055,745	29,301,940	24,424,625

Cash deposit on secured loan (3.5%)	1,061,502	647,502	636,923
Debt reserve for secured loan	—	2,420,000	1,300,000
Bank term deposits on Petroleum Prospecting Licenses (0.7%)	109,319	107,997	104,849
Cash deposit on office premises (6.2%)	44,977	41,785	42,770

Cash restricted — Non-current	1,215,798	3,217,284	2,084,542

	21,271,543	32,519,224	26,509,167

	June 30,	December 31,	June 30,
	2007	2006	2006
	$	$	$

Current portion	23,293,968	12,460,725	28,882,252
Non current portion	26,260,353	36,827,877	23,277,986

Total indirect participation interest	49,554,321	49,288,602	52,160,238

	June 30,	December 31,	June 30,
	2007	2006	2006
	$	$	$

Working capital credit facility	170,000,000	170,000,000	150,000,000

Less amounts included in the working capital facility liability:
Short term advances	(29,522,326)	(13,201,940)	(73,978,979)
Discounted receivables (note 8)	—	(23,671,568)	(4,644,147)

	(29,522,326)	(36,873,508)	(78,623,126)
Less: other amounts outstanding under the facility:
Letters of credit outstanding	(55,156,400)	(79,000,000)	(42,000,000)
Bank guarantees on hedging facility	(3,500,000)	(1,500,000)	(1,500,000)

Working capital credit facility available for use	81,821,274	52,626,492	27,876,874

	June 30,	December 31,	June 30,
	2007	2006	2006
	$	$	$

Secured loan (OPIC) — current portion	18,000,000	13,500,000	9,000,000
Secured loan (bridging facility) — current portion	124,700,242	—	—
Secured loan (bridging facility) — deferred financing costs	(83,333)	—	—

Total current secured loan	142,616,909	13,500,000	9,000,000

Secured loan (OPIC) — non current portion	58,000,000	62,500,000	67,000,000
Secured loan (OPIC) — deferred financing costs	(1,470,583)	—	—
Secured loan (bridging facility) — non current portion	—	121,666,433	76,273,802

Total non current secured loan	56,529,417	184,166,433	143,273,802

Total secured loan	199,146,325	197,666,433	152,273,802

	June 30,	December 31,	June 30,
	2007	2006	2006
	$	$	$

Current portion	1,518,229	730,534	1,761,120
Non current portion	298,198	1,012,999	—

Total indirect participation interest — PNGDV	1,816,427	1,743,533	1,761,120

Income taxes

	December 31,	December 31,	December 31,	December 31,
	2006	2005	2004	2003
	$	$	$	$

(Loss) before income taxes and non controlling interest	(41,307,166)	(36,818,729)	(51,134,909)	(3,503,131)
Statutory income tax rate	35.10%	35.10%	35.12%	35.12%

Computed tax (benefit)	(14,498,815)	(12,923,374)	(17,958,580)	(1,230,300)

Effect on income tax of:
Losses in foreign jurisdictions not deductible	251,639	2,834,689	2,273,530	(56,527)
Non-deductible stock compensation expense	693,601	585,783	424,924	(13,926)
Gains and losses on foreign exchange	(1,358,526)	268,843	58,659	302,499
Tax rate differential in foreign jurisditions	1,103,122	1,224,361	(341,613)	143,502
Over provision for tax in prior years	(51,632)	(113,950)	(42,874)	—
Tax losses for which no future tax benefit has been brought to account	12,166,624	9,845,189	2,696,330	836,142
Temporary differences for which no future tax benefit has been brought to account	778,301	1,123,458	14,552,726	—
Temporary differences brought to account on acquisition of subsidiary	1,135,181	(34,902)	(488,027)	—
Other – net	2,123,377	21,897	699,988	55,949

	2,342,872	2,831,994	1,875,063	37,339

	December 31,	December 31,	December 31,	December 31,
	2006	2005	2004	2003
	$	$	$	$

Future tax assets
Temporary differences
Plant and equipment	3,030,479	2,665,173	2,263,654	—
Exploration expenditure	24,828,156	12,184,351	11,541,022	—
Other – net	122,713	99,834	127,240	(1,194,314)

	27,981,348	14,949,358	13,931,916	(1,194,314)
Losses carried forward	27,060,498	17,373,507	4,850,380	2,558,406

	55,041,846	32,322,865	18,782,296	1,364,092
Less valuation allowance	(53,617,833)	(31,263,967)	(17,478,665)	(1,364,092)

	1,424,013	1,058,898	1,303,631	—

Cash Flow Note:

	Quarter ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2007	2006	2007	2006
	$	$	$	$

Cash paid during the year
Interest	2,115,418	5,596,652	4,159,438	6,550,377
Income taxes	45	681,059	91	1,313,439
Interest received	543,771	678,562	1,231,557	1,200,622
Non-cash investing and financing activities:
Fair value adjustment on IPL PNG Ltd. acquisition	(367,935)	—	(367,935)	—
Decrease in plant and equipment as a result of impairment	—	—	—	755,857
Transfer to plant and equipment to assets held or sale	—	(3,368,750)	—	—
(Decrease)/increase in deferred liquefaction project liability	(6,553,080)	3,574,565	(6,553,080)	3,574,565
Increase in share capital from:
the exercise of share options	102,840	140,461	102,840	140,461
the exercise of warrants	—	—	18,818	—
conversion of indirect participation interest into share capital	—	7,948,691	598,119	7,948,691

		Less than 1					More than
	Total	year	1-2 years	2-3 years	3-4 years	4-5 years	5 years
	‘000	‘000	‘000	‘000	‘000	‘000	‘000
Secured loan obligations	200,700	142,700	9,000	9,000	9,000	9,000	22,000
Accrued financing costs	1,450	1,088	363	—	—	—	—
Indirect participation interest — PNGDV (note 16)	1,816	1,518	298	—	—	—	—
Indirect participation interest (note 16)	49,554	23,294	21,353	4,908	—	—	—
Petroleum prospecting and retention licenses (a)	4,184	824	3,360	—	—	—	—

	257,705	169,424	34,374	13,908	9,000	9,000	22,000

IPL PNG

$

Cash	4,989,895
Trade receivables	6,288,834
Inventory	20,429,728
Other assets	2,190,226
Future income tax benefit	1,698,224
Property, plant and equipment	9,713,556

Total assets acquired	45,310,463

Accounts payable and accrued liabilities	(11,815,188)

Net assets acquired	33,495,275

				Corporate &
June 30, 2007	Upstream	Midstream	Downstream	Consolidated	Totals

Plant and equipment	1,247,201	249,816,698	40,988,037	219,152	292,271,088
Deferred project costs and work in progress	—	770,853	1,609,617	—	2,380,470
Consolidation entries	—	—	—	(2,925,673)	(2,925,673)
Accumulated depreciation and amortisation	(194,360)	(27,227,158)	(25,591,507)	(51,453)	(53,064,478)

Net book value	1,052,841	223,360,393	17,006,147	(2,757,974)	238,661,407

Capital expenditure for six months ended Jun 2007	—	137,872	2,843,329	72,355	3,053,556

				Corporate &
December 31, 2006	Upstream	Midstream	Downstream	Consolidated	Totals

Plant and equipment	1,247,201	249,741,042	37,697,458	146,797	288,832,498
Deferred project costs and work in progress	—	723,566	715,653	—	1,439,219
Consolidation entries	—	—	—	(2,990,688)	(2,990,688)
Accumulated depreciation and amortisation	(153,455)	(21,760,341)	(22,697,003)	(28,153)	(44,638,952)

Net book value	1,093,746	228,704,267	15,716,108	(2,872,044)	242,642,077

Capital expenditure for year ended Dec 2006	—	11,948,960	10,543,842	156,817	22,649,619

				Corporate &
June 30, 2006	Upstream	Midstream	Downstream	Consolidated	Totals

Plant and equipment	1,247,201	239,151,458	12,658,445	77,495	253,134,599
Deferred project costs and work in progress	—	9,268,229	1,669,915	—	10,938,144
Consolidation entries	—	—	—	(3,055,703)	(3,055,703)
Accumulated depreciation and amortisation	(118,851)	(16,343,299)	(7,375,792)	(9,383)	(23,847,325)

Net book value	1,128,350	232,076,388	6,952,568	(2,987,591)	237,169,715

Capital expenditure for six months ended Jun 2006	—	8,552,690	992,480	87,514	9,632,684

		Midstream -
		Refining and	Midstream -			Consolidation
Six months ended June 30, 2007	Upstream	Marketing	Liquefaction	Downstream	Corporate	adjustments	Total

Revenues from external customers	—	94,751,227	—	170,487,641	—	—	265,238,868
Intersegment revenues	—	122,864,076	—	46,711	4,023,848	(126,934,635)	—
Interest revenue	289,383	24,283	5,433	2,898	990,725	(79,395)	1,233,327
Other revenue	502,430	—	—	461,144	—	—	963,574

Total segment revenue	791,813	217,639,586	5,433	170,998,394	5,014,573	(127,014,030)	267,435,769

Cost of sales and operating expenses	—	204,915,297	—	158,716,859	—	(124,126,376)	239,505,780
Office and admin and other expenses	1,783,554	3,533,661	773,139	6,522,016	9,603,980	(4,023,855)	18,192,495
Foreign exchange loss/(gain)	649,869	(920,566)	(1,307)	(28,142)	71,718	—	(228,428)
Gain on LNG shareholder agreement	—	—	—	—	(6,553,080)	—	(6,553,080)
Exploration costs, excluding exploration impairment	7,885,508	—	—	—	—	—	7,885,508
Exploration impairment	20,251	—	—	—	—	—	20,251
Depreciation and amortisation	647,711	5,465,272	—	1,007,619	23,300	(65,015)	7,078,887
Accretion expense	683,642	—	—	—	—	—	683,642
Interest expense	—	4,246,472	—	(27,257)	5,199,288	(79,394)	9,339,109

Total segment expenses	11,670,535	217,240,136	771,832	166,191,095	8,345,206	(128,294,640)	275,924,164

(Loss)/income before income taxes and non-controlling interest	(10,878,722)	399,450	(766,399)	4,807,299	(3,330,633)	1,280,610	(8,488,395)
Income tax expense	—	—	—	(514,642)	(29,215)	—	(543,857)
Non controlling interest	—	(5,252)	—	—	—	(79)	(5,331)

Total net income/(loss)	(10,878,722)	394,198	(766,399)	4,292,657	(3,359,848)	1,280,531	(9,037,583)

Total assets	66,569,705	337,711,235	1,630,009	119,030,587	392,819,044	(414,586,766)	503,173,814

		Midstream -
		Refining and	Midstream -			Consolidation
Quarter ended June 30, 2007	Upstream	Marketing	Liquefaction	Downstream	Corporate	adjustments	Total

Revenues from external customers	—	46,538,477	—	92,782,193	—	—	139,320,670
Intersegment revenues	—	68,030,987	—	27,035	2,090,555	(70,148,577)	—
Interest revenue	100,824	14,798	5,433	(13)	464,213	(40,337)	544,918
Other revenue	296,482	—	—	376,919	—	—	673,401

Total segment revenue	397,306	114,584,262	5,433	93,186,134	2,554,768	(70,188,914)	140,538,989

Cost of sales and operating expenses	—	110,073,604	—	87,109,311	—	(69,905,967)	127,276,948
Office and admin and other expenses	968,827	1,762,573	450,499	3,478,324	5,856,731	(2,090,562)	10,426,392
Foreign exchange loss/(gain)	397,176	(1,028,015)	(849)	(160,700)	100,210	—	(692,178)
Gain on LNG shareholder agreement	—	—	—	—	(6,553,080)	—	(6,553,080)
Exploration costs, excluding exploration impairment	4,517,605	—	—	—	—	—	4,517,605
Exploration impairment	5,968	—	—	—	—	—	5,968
Depreciation and amortisation	338,835	2,748,598	—	551,985	12,217	(32,507)	3,619,128
Accretion expense	343,295	—	—	—	—	—	343,295
Interest expense	—	2,155,827	—	(66,776)	2,808,484	(40,334)	4,857,201

Total segment expenses	6,571,706	115,712,587	449,650	90,912,144	2,224,562	(72,069,370)	143,801,279

(Loss)/income before income taxes and non-controlling interest	(6,174,400)	(1,128,325)	(444,217)	2,273,990	330,206	1,880,456	(3,262,290)
Income tax expense	—	—	—	(31,543)	(14,949)	—	(46,492)
Non controlling interest	—	11,702	—	—	—	223	11,925

Total net income/(loss)	(6,174,400)	(1,116,623)	(444,217)	2,242,447	315,257	1,880,679	(3,296,857)

		Midstream –
		Refining and	Midstream –			Consolidation
Six months ended June 30, 2006	Upstream	Marketing	Liquefaction	Downstream	Corporate	adjustments	Total

Revenues from external customers	—	165,676,474	—	65,730,161	—	—	231,406,635
Intersegment revenues	—	44,025,098	—	8,914	3,993,539	(48,027,551)	—
Interest revenue	2,104,177	228,677	—	63,780	478,769	(1,547,479)	1,327,925
Other revenue	1,539,600	—	—	—	27,143	—	1,566,743

Total segment revenue	3,643,777	209,930,249	—	65,802,855	4,499,451	(49,575,030)	234,301,303

Cost of sales and operating expenses	—	217,657,954	—	60,247,397	—	(44,034,010)	233,871,341
Office and admin and other expenses	3,461,049	5,797,938	—	2,329,241	7,604,153	(4,018,403)	15,173,978
Foreign exchange (gain)/loss	(37,874)	(107,639)	—	(6,829)	60,799	—	(91,543)
Exploration costs, excluding exploration impairment	1,663,370	—	—	—	—	—	1,663,370
Exploration impairment	264,818	—	—	—	—	—	264,818
Depreciation and amortisation	370,895	5,223,582	—	151,374	18,476	(65,015)	5,699,312
Accretion expense	2,781,307	—	—	—	—	—	2,781,307
Interest expense	2,670	5,073,266	—	77,420	2,670,753	(1,547,480)	6,276,629

(Loss)/income before income taxes and non-controlling interest	(4,862,458)	(23,714,852)	—	3,004,252	(5,854,729)	89,878	(31,337,909)
Income tax expense	—	—	—	(860,849)	(184,918)	—	(1,045,767)
Non controlling interest	—	255,010	—	—	—	4,692	259,702

Total net income/(loss)	(4,862,458)	(23,459,842)	—	2,143,403	(6,039,647)	94,570	(32,123,974)

Total assets	84,441,920	353,047,953	—	55,416,926	354,534,056	(360,302,879)	487,137,976

		Midstream -
		Refining and	Midstream -			Consolidation
Quarter ended June 30, 2006	Upstream	Marketing	Liquefaction	Downstream	Corporate	adjustments	Total

Revenues from external customers	—	84,823,185	—	37,954,668	—	—	122,777,853
Intersegment revenues	—	21,869,755	—	8,442	2,275,827	(24,154,024)	—
Interest revenue	1,750,404	132,247	—	32,045	285,191	(1,479,042)	720,845
Other revenue	934,056	—	—	—	(23,300)	—	910,756

Total segment revenue	2,684,460	106,825,187	—	37,995,155	2,537,719	(25,633,066)	124,409,453

Cost of sales and operating expenses	—	112,107,517	—	33,446,699	—	(21,878,196)	123,676,020
Office and admin and other expenses	2,490,896	3,977,241	—	1,005,941	4,417,073	(2,328,006)	9,563,145
Foreign exchange (gain)/loss	(120,916)	(1,071,122)	—	(16,453)	59,883	—	(1,148,608)
Exploration costs, excluding exploration impairment	1,660,177	—	—	—	—	—	1,660,177
Exploration impairment	23,265	—	—	—	—	—	23,265
Depreciation and amortisation	173,087	2,625,582	—	89,467	6,500	(32,508)	2,862,128
Accretion expense	893,116	—	—	—	—	—	893,116
Interest expense	1,345	2,730,913	—	39,001	2,317,258	(1,479,043)	3,609,474

(Loss)/income before income taxes and non-controlling interest	(2,436,510)	(13,544,944)	—	3,430,500	(4,262,995)	84,687	(16,729,263)
Income tax expense	—	—	—	(1,004,697)	(165,827)	—	(1,170,524)
Non controlling interest	—	136,522	—	—	(2,010)	4,692	139,204

Total net income/(loss)	(2,436,510)	(13,408,422)	—	2,425,803	(4,430,832)	89,379	(17,760,583)

InterOil Corporation
Movements in share capital
June 30, 2007

	Number of shares	$

January 1, 2005	28,310,884	216,813,654

Shares issued for debt	52,000	923,000
Shares issued on exercise of warrants	19,168	540,346
Shares issued on exercise of options	781,268	5,657,500

December 31, 2005	29,163,320	223,934,500

Shares issued on exercise of options	132,285	2,006,176
Shares issued on conversion of indirect participation interest	575,575	7,948,691

December 31, 2006	29,871,180	233,889,367

Shares issued on exercise of options	22,000	418,940
Shares issued on conversion of indirect participation interest	26,667	598,118
Shares issued on conversion of warrants	2,995	84,439

June 30, 2007	29,922,842	234,990,864

InterOil Corporation
Stock options outstanding note disclosure
June 30, 2007

	Quarter ended June 30,				Six months ended June 30,

	2007		2006		2007		2006

		Weighted		Weighted		Weighted		Weighted
		average		average		average		average
	Number of	exercise price	Number of	exercise price	Number of	exercise price	Number of	exercise price
Stock options outstanding	options	$	options	$	options	$	options	$

Outstanding at beginning of period	1,021,000	20.66	722,800	22.28	1,013,500	20.59	746,800	22.23
Granted	314,750	34.74	247,500	13.89	329,750	34.32	282,500	14.01
Exercised	(22,000)	(14.37)	(60,618)	(8.19)	(22,000)	(14.37)	(60,618)	(8.19)
Forfeited	—	—	(82)	(10.25)	(5,000)	(18.78)	(228,500)	(15.69)
Expired	—	—	(21,000)	(22.19)	(2,500)	(27.00)	(29,082)	(12.00)

Outstanding at end of period	1,313,750	24.14	888,600	20.90	1,313,750	24.14	943,100	20.95

InterOil Corporation
Stock options outstanding note disclosure
June 30, 2007

	Options issued and outstanding			Options exercisable

Range of exercise		Weighted average	Weighted average		Weighted average
prices $	Number of options	exercise price $	remaining term (years)	Number of options	exercise price $

12.01 to 24.00	697,000	17.96	3.17	150,000	18.84
24.01 to 31.00	482,750	28.06	2.86	90,000	29.57
31.01 to 41.00	44,000	39.88	0.64	—	—
41.01 to 51.00	90,000	43.22	1.43	90,000	43.22

	1,313,750	24.14	2.69	330,000	28.41

					Weighted average
		Risk free interest rate			expected life for
Year	Period	(%)	Dividend yield	Volatility (%)	options

2007	January 1 to June 30	5	—	63	5.0
2006	October 1 to December 31	4.6	—	65	5.0
2006	July 1 to September 30	5.1	—	68	4.2
2006	January 1 to June 30	4.4	—	60	4.8
2005	July 1 to December 31	2.5	—	55	3.6
2005	January 1 to June 30	2.5	—	45	3.2